                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-55656



            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 6, 2001

                               1,750,000 Shares

                                 [CLECO LOGO]

                               Cleco Corporation

                                 Common Stock

                                 ------------

   Our common stock is listed on The New York Stock Exchange and the Pacific Exchange under the symbol "CNL." On May 2, 2002, the last reported sale price on The New York Stock Exchange was $24.50 per share.

   The underwriter has an option to purchase a maximum of 250,000 additional shares to cover over-allotments of shares.

   INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT.

                                                         Underwriting
                                              Price to   Discounts and  Proceeds to
                                               Public     Commissions      Cleco
                                            ------------ ------------- -------------
Per Share..................................    $23.00        $0.85        $22.15
Total...................................... $40,250,000   $1,487,500    $38,762,500

   Delivery of the shares of common stock will be made on or about May 8, 2002.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                          Credit Suisse First Boston

             The date of this prospectus supplement is May 2, 2002

                                 ------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                    Page
                                    ----
About This Prospectus Supplement..  S-1
Summary...........................  S-2
Risk Factors......................  S-5
Use of Proceeds...................  S-7
Price Range of Common Stock and
 Dividends........................  S-7

                         Page
                         ----
Capitalization..........  S-8
Underwriting............  S-9
Legal Matters........... S-10
Experts................. S-10

                                   PROSPECTUS

Table of Contents....................   1
About This Prospectus................   2
About Cleco Corporation..............   2
Cautionary Statement Regarding
 Forward-Looking Information.........   3
Use of Proceeds......................   3
Ratio of Earnings to Combined Fixed
 Charges and Preferred Dividends.....   4

Description of Capital Stock.........    4
Plan of Distribution.................    8
Legal Matters........................   10
Experts..............................   10
Where You Can Find More Information..   10
Information We Incorporate by
 Reference...........................   11

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

   This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the securities we are offering. You should read this prospectus supplement along with the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

   Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "Cleco Corporation," "Cleco," "we," "us" and "our" or similar terms are to Cleco Corporation, its predecessors and its subsidiaries.

                                    SUMMARY

   This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, including the risk factors, the accompanying prospectus and the documents incorporated by reference. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriter's over-allotment option.

   In April 2001, our shareholders approved a two-for-one stock split of our common stock. As a result of the stock split, our 50 million authorized shares of $2 par value common stock were reclassified into 100 million authorized shares of $1 par value common stock. Unless otherwise noted, the effect of the stock split has been recognized in all share and per share information in this prospectus supplement.

                               Cleco Corporation

   We are a diversified energy services holding company operating principally through Cleco Midstream Resources LLC, the subsidiary that conducts our unregulated midstream energy business, and through Cleco Power LLC, the subsidiary that conducts our regulated electric utility business. Through Cleco Midstream, which operates primarily in Louisiana and Texas, we own and operate wholesale generation stations, invest in joint ventures that own and operate wholesale generation stations, own and operate natural gas pipelines and engage in energy marketing activities. As of March 31, 2002, we owned through Cleco Midstream approximately 1,700 megawatts of generating capacity either in operation or under construction, including our 50% interest in Perryville Energy Partners L.L.C., a joint venture with Mirant Perryville Investments, Inc., a subsidiary of Mirant Corporation. In this prospectus supplement we sometimes refer to Mirant Corporation and its subsidiaries, including Mirant Perryville Investments, as "Mirant."

   Through Cleco Power, we provide electric utility services, including generation, transmission and distribution, to approximately 250,000 retail and wholesale customers in 63 communities and rural areas in a 14,000-square-mile region in the State of Louisiana. These operations are subject to the jurisdiction of the Louisiana Public Service Commission and the Federal Energy Regulatory Commission. As of March 31, 2002, Cleco Power operated approximately 1,366 megawatts of electric generating capacity.

   Subject to certain limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 and Rule 2 thereunder.

   Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our telephone number at that location is
(318) 484-7400.

                              Recent Developments

 Pending Acquisition of Mirant's Joint Venture Interest in Perryville Energy Partners

   In March 2002, we entered into a definitive purchase agreement to acquire Mirant's 50% interest in Perryville Energy Partners, a joint venture between us and Mirant that is constructing a 725-megawatt natural gas-fired power plant in northeast Louisiana. Perryville Energy Partners' first phase, 157-megawatt simple cycle unit began commercial operation in July 2001, and we expect that its remaining 568-megawatt combined cycle unit will begin commercial operation in July 2002. Under the purchase agreement, we will pay Mirant approximately $48 million in cash and will also assume Mirant's $19.8 million future equity commitment to the joint venture. Upon completion of the acquisition, we will indirectly own 100% of Perryville Energy Partners. Perryville Energy Partners has entered into a 20 year tolling agreement with Mirant, under which Perryville

Energy Partners will maintain and operate its power plant for a fee, and under which Mirant will supply the natural gas required to generate electricity from the power plant and will own and market the plant's output. This tolling agreement will remain in effect after our acquisition of Mirant's interest in the joint venture.

   We expect to complete the acquisition in May 2002, subject to customary closing conditions. There can be no assurance, however, that we will be able to close this acquisition within this time frame, on the terms described above or at all.

 First Quarter Earnings

   On April 30, 2002, we reported our consolidated earnings for the quarter ended March 31, 2002. Our diluted earnings per share for the three months ended March 31, 2002 were $0.29, or $13.6 million, compared to $0.22, or $10.2 million, for the first quarter of 2001. Cleco Power's component of diluted earnings per share for the three months ended March 31, 2002 was $0.30, or $14.1 million, compared to $0.19, or $8.8 million, for the same period in 2001. The $0.11 per share increase at Cleco Power was primarily due to increased non-fuel revenue and decreased expenses. Cleco Midstream's component of diluted earnings per share for the three months ended March 31, 2002 was $0.01, or $0.4 million, compared to $0.07, or $3.3 million, for the same period in 2001. The $0.06 per share decrease at Cleco Midstream was primarily attributable to lower marketing and trading earnings, offset by a slight increase in earnings from its power plant operations. Corporate and other expenses reduced our earnings for the three months ended March 31, 2002 by $0.01 per share more than the same period in 2001, primarily as a result of higher administrative costs. We recognized a loss of $0.03 per share, or $1.4 million, for the three months ended March 31, 2001 as a result of the disposition of one of our former subsidiaries. This disposition had no impact on our earnings for the three months ended March 31, 2002.

 Cleco Power Insured Notes Offering

   We currently plan for Cleco Power to issue and sell $50 million aggregate principal amount of unsecured and unsubordinated debt in the near term, the proceeds of which we expect to use to repay commercial paper borrowings of Cleco Power. We expect that the payment of principal and interest on the debt will be insured by a financial guaranty insurance policy, the issuance of which is contingent upon the completion of the sale of our common stock described in this prospectus supplement. There can be no assurance, however, that Cleco Power will be able to consummate its debt issuance as planned or at all.

                                  The Offering

Common stock offered................  1,750,000 shares

Shares of common stock outstanding
after the offering (1)..............  46,780,263 shares

NYSE and PCX symbol.................  CNL

Use of proceeds.....................  The proceeds from the sale of the shares of our common stock in this
                                      offering are expected to be
                                      approximately $38.8 million
                                      (approximately $44.3 million if the
                                      underwriter's over-allotment option
                                      is exercised in full), after
                                      deducting the underwriter's
                                      discounts but before deducting the
                                      expenses of this offering. We
                                      intend to apply the net proceeds to
                                      the $48 million cash payment we
                                      have agreed to make to Mirant in
                                      our acquisition of Mirant's
                                      interest in Perryville Energy
                                      Partners. If we do not complete the
                                      acquisition of Mirant's interest in
                                      Perryville Energy Partners, we will
                                      use the net proceeds from this
                                      offering for general corporate
                                      purposes.

Risk Factors........................  See "Risk Factors" on page S-5 of this prospectus supplement and
                                      other information included or
                                      incorporated by reference in this
                                      prospectus supplement and the
                                      accompanying prospectus for a
                                      discussion of factors you should
                                      carefully consider before deciding
                                      to invest in shares of our common
                                      stock.

Dividends...........................  The payment of dividends on our common stock is subject to certain
                                      restrictions. Please read "Price
                                      Range of Common Stock and
                                      Dividends" on page S-7 of this
                                      prospectus supplement.

--------------------

   (1) Excludes shares issuable upon exercise of the underwriter's over-allotment option. If the underwriter exercises in full its over-allotment option, we will issue an additional 250,000 shares, which will result in 47,030,263 shares of common stock outstanding after the offering.

                                  RISK FACTORS

   Investing in our common stock will provide you with an equity ownership in Cleco. As one of our shareholders, your shares will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated herein by reference before deciding to invest in shares of our common stock.

   You assume the risk that the market value of our common stock may decline.

   The stock market has experienced significant price and trading volume fluctuations, and the market prices of companies in our industry have been particularly volatile. It is impossible to predict whether the price of our common stock will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after this offering, or the perception that such sales could occur, could affect the price of our common stock. For a discussion of provisions of Louisiana law and of our amended and restated articles of incorporation and bylaws that could restrict acquisition of us, acquisition of control of us or removal of our incumbent officers and directors, and that could affect the market price of our common stock, please read "Description of Capital Stock--Anti-Takeover Provisions" on page 5 of the accompanying prospectus.

   Nonperformance by and the credit risk of counterparties under agreements relating to our unregulated power plant operations and of our marketing and trading counterparties may adversely affect our financial condition and results of operations.

   Our midstream energy business derives a significant portion of its revenue from tolling agreements relating to its power plants. Currently, our unregulated power plant revenues are derived primarily from a tolling agreement with Williams Energy Marketing and Trading Company under which Williams Energy Marketing and Trading owns the electric generation capacity of our 775-megawatt power plant and has the right to dispatch and market that capacity until 2020. Williams Energy Marketing and Trading is responsible for providing natural gas required to generate electricity from the power plant and pays us a fee for maintaining and operating the plant. Through joint ventures in which we invest, we have entered into similar tolling agreements with Mirant Americas Energy Marketing, L.P., Aquila Energy Marketing Corporation and Calpine Energy Services, L.P., relating to approximately 1,885 megawatts of capacity in which we own an interest, each of which begins in July 2002 and extends for a term of 20 years. The credit ratings of the senior unsecured debt of Williams Companies, Inc., Mirant Corporation, Aquila, Inc. and Calpine Corp., the respective parent companies of the counterparties under our tolling agreements, have recently been downgraded or put on negative watch by one or more credit rating agencies. If any of our counterparties failed to perform their obligations under their respective tolling agreements, our financial condition and results of operations may be adversely affected by their failure to pay amounts due to us. In addition, we may not be able to enter into agreements in replacement of our existing tolling agreements on terms as favorable as our existing agreements or at all.

   Our trading, marketing and risk management services operations are also exposed to the risk that counterparties who owe us money or physical commodities, such as power, natural gas or coal, will not perform their obligations. If the counterparties to these arrangements fail to perform, we might be forced to acquire alternative hedging arrangements or replace the underlying commitment at then-current market prices. In this event, we might incur additional losses to the extent of amounts, if any, already paid to the counterparties.

   Current industry conditions may adversely affect growth prospects.

   Current conditions in the energy capital markets have resulted in the need for additional liquidity for many energy companies. Continuation of these conditions could adversely affect our results of operations and growth prospects. There can be no assurance that conditions in the energy capital markets will not adversely affect our ability to conduct and expand our operations and affect our results of operations.

   Our costs of compliance with new environmental laws or reinterpretation of existing laws could adversely affect our profitability.

   Our wholesale business is subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits, in operating our facilities. We may incur significant additional costs to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events occur, our business, operations and financial condition could be adversely affected.

                                USE OF PROCEEDS

   The proceeds to us from the sale of the shares of our common stock in this offering are expected to be approximately $38.8 million (approximately $44.3 million if the underwriter's over-allotment option is exercised in full), after deducting the underwriter's discounts but before deducting the expenses of this offering. We intend to apply the net proceeds to the $48 million cash payment we have agreed to make to Mirant in our acquisition of Mirant's interest in Perryville Energy Partners. We plan to obtain the remaining $9.2 million (or $3.7 million if the underwriter's over-allotment option is exercised in full) due Mirant in respect of the $48 million payment through commercial paper borrowings. If we do not complete the acquisition of Mirant's interest in Perryville Energy Partners, we will use the net proceeds from this offering for general corporate purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   Our common stock is listed and traded on The New York Stock Exchange and the Pacific Exchange under the symbol "CNL." The following table provides, for the calendar quarters indicated, the high and low sales prices per share on The New York Stock Exchange as reported on The New York Stock Exchange Composite Tape and the dividends paid per common share.

                                                                    Dividends
                                                       Price Range  Paid per
                                                      -------------  Common
                                                       High   Low     Share
                                                      ------ ------ ---------
   2000
     First Quarter................................... $17.16 $15.06  $0.2075
     Second Quarter.................................. $18.19 $16.06  $0.2125
     Third Quarter................................... $23.63 $16.88  $0.2125
     Fourth Quarter.................................. $28.25 $22.09  $0.2125
   2001
     First Quarter................................... $27.25 $20.60  $0.2125
     Second Quarter.................................. $24.24 $21.50  $0.2175
     Third Quarter................................... $23.65 $19.40  $0.2200
     Fourth Quarter.................................. $22.35 $19.25  $0.2200
   2002
     First Quarter................................... $23.91 $20.41  $0.2200
     Second Quarter (through May 2, 2002)............ $24.90 $23.10  $0.2250(1)

---------------------

   (1) Declared April 26, 2002 and payable on or about May 15, 2002 to shareholders of record on May 6, 2002. The holders of the shares of common stock we are offering by this prospectus supplement will not receive this dividend.

   Subject to the rights of shareholders of our preferred stock, dividends may be declared by our board of directors and paid on our common stock from time to time out of legally available funds. Under specified circumstances, provisions in our amended and restated articles of incorporation relating to our preferred stock and provisions in our debt instruments restrict the amount of retained earnings available for the payment of dividends by us. The most restrictive of these provisions requires that our common shareholders' equity remain at or above 30% of our total capitalization, including short-term debt. As of March 31, 2002, approximately $66.0 million of retained earnings were not restricted.

   As of May 2, 2002, the last reported sale price of our common stock on The New York Stock Exchange was $24.50 per share.

                                 CAPITALIZATION

   The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis, as of March 31, 2002, on three bases:

  . on an actual basis;

  .  on a pro forma basis to give effect to this offering; and

  . on an adjusted basis to give effect to this offering and to the application of the estimated net proceeds from this offering to acquire Mirant's interest in Perryville Energy Partners.

   When you read this data, you should also read the detailed information and financial statements appearing in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                March 31, 2002
                               -------------------------------------------------
                                                 (Unaudited)
                                                                As Adjusted for
                                                Pro Forma       the Perryville
                                 Actual    for the Offering(1) Acquisition(2)(3)
                               ----------  ------------------- -----------------
                                                (In thousands)
Cash and cash equivalents....  $    2,120      $   40,883         $    4,407
                               ==========      ==========         ==========
Short-term debt, including
 current portion of long-term
 debt(4).....................  $  217,856      $  217,856         $  227,094
Long-term debt:
  Long-term bank loans.......       6,944           6,944              6,944
  Other long-term debt,
   excluding current
   portion(4)................     631,624         631,624            864,739
                               ----------      ----------         ----------
    Total long-term debt.....     638,568         638,568            871,683
Shareholders' equity:
  Preferred stock............      16,928          16,928             16,928
  Common stock, $1.00 par
   value per share;
   100,000,000 shares
   authorized; 45,065,152
   shares issued and
   45,012,217 shares
   outstanding, actual;
   46,815,152 shares issued
   and 46,762,217 shares
   outstanding, as adjusted..      45,065          46,815             46,815
  Paid-in capital............     111,167         148,180            148,180
  Retained earnings..........     340,946         340,946            340,946
  Treasury stock, at cost,
   52,935 shares.............      (1,119)         (1,119)            (1,119)
                               ----------      ----------         ----------
    Total shareholders'
     equity..................     512,987         551,750            551,750
                               ----------      ----------         ----------
    Total capitalization.....  $1,369,411      $1,408,174         $1,650,527
                               ==========      ==========         ==========

---------------------
(1) If the underwriter's over-allotment option is exercised in full, cash and cash equivalents will be $46.4 million, the number of shares of common stock issued and outstanding will be 47,065,152 and 47,012,217, respectively, common stock will be $47.1 million, paid-in capital will be $153.5 million, total shareholders' equity will be $557.3 million and total capitalization will be $1,413.7 million.
(2) If the underwriter's over-allotment option is exercised in full and the net proceeds we receive from the sale of the over-allotment shares are used to finance our acquisition of Mirant's interest in Perryville Energy Partners, cash and cash equivalents will be $4.4 million, the number of shares of common stock issued and outstanding will be 47,065,152 and 47,012,217, respectively, common stock will be $47.1 million, paid-in capital will be $153.5 million, total shareholders' equity will be $557.3 million and total capitalization will be $1,650.5 million.
(3) As of March 31, 2002, Perryville Energy Partners had $233.1 million of debt outstanding pursuant to its interim construction facility. The lenders under this facility have recourse only to the assets of Perryville Energy Partners and have no recourse to Cleco; therefore, this indebtedness is not included in the figures under the Actual or Pro Forma columns in this capitalization table. As a result of our acquisition of Mirant's interest in Perryville Energy Partners, this $233.1 million of debt will be consolidated into our financial statements, along with $2.3 million in cash and cash equivalents that Perryville Energy Partners had recorded at March 31, 2002. Accordingly, these amounts are reflected in the figures under the As Adjusted column in this capitalization table.
(4) If Cleco Power issues and sells $50 million aggregate principal amount of its unsecured and unsubordinated notes and the proceeds are used to repay commercial paper borrowings of Cleco Power as planned, short-term debt, including current portion of long-term debt, will decrease and total long-term debt will increase. For more information regarding the proposed Cleco Power offering, please read "Summary--Recent Developments--Cleco Power Insured Notes Offering" on page S-3 of this prospectus supplement.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated May 2, 2002, we have agreed to sell to Credit Suisse First Boston Corporation all of the shares of common stock in the offering.

   The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

   We have granted to the underwriter a 30-day option to purchase up to 250,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriter proposes to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.51 per share. The underwriter and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the underwriter may change the public offering price and concession and discount to broker/dealers.

   Our shares of common stock are listed on The New York Stock Exchange and the Pacific Exchange. On May 2, 2002, the last reported sale price of our common stock on The New York Stock Exchange was $24.50 per share.

   We estimate that our out of pocket expenses for this offering will be approximately $200,000.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus supplement.

   Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus supplement.

   We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

   The underwriter and its affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.

   In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by the underwriter, or selling group members, if any, participating in this offering. The underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed on for us by Phelps Dunbar, L.L.P., New Orleans, Louisiana. Baker Botts L.L.P., Houston, Texas, will pass upon other legal matters for us. Sidley, Austin, Brown & Wood LLP, New York, New York, will pass upon certain legal matters for the underwriter.

                                    EXPERTS

   The financial statements incorporated in the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting.

Prospectus

[CLECO LOGO]

                                  $150,000,000

                               CLECO CORPORATION

                                  Common Stock
                                Preferred Stock

                                 ------------

Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400


    We will provide the                          The Offering
 specific terms of the
 securities in one or more         We may offer from time to time
 supplements to this
 prospectus. You should read          .  Common Stock
 this prospectus and the
 related prospectus                   .  Preferred Stock
 supplement carefully before
 you invest in our                 We will provide the specific terms of the
 securities. This prospectus    offered securities in supplements to this
 may not be used to offer       prospectus. Our common stock is listed on the
 and sell our securities        New York Stock Exchange and the Pacific Stock
 unless accompanied by a        Exchange under the symbol "CNL."
 prospectus supplement.


                                 ------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

                 The date of this prospectus is March 6, 2001.

                               Table of Contents

About This Prospectus.......................................................   2
About Cleco Corporation.....................................................   2
Cautionary Statement Regarding Forward-Looking Information..................   3
Use of Proceeds.............................................................   3
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends.........   4
Description of Capital Stock................................................   4
Plan of Distribution........................................................   8
Legal Matters...............................................................  10
Experts.....................................................................  10
Where You Can Find More Information.........................................  10
Information We Incorporate by Reference.....................................  11

                                 ------------

   This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

                             About This Prospectus

   This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission using a "shelf" registration process. The registration statement also includes a prospectus under which Cleco Trust I and Cleco Trust II, two of our subsidiaries, may offer from time to time trust preferred securities guaranteed by us and we may offer our related junior subordinated debt securities, which securities may be convertible into our common stock. Under the shelf registration process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $150,000,000. This prospectus provides you with a description of the common and preferred stock we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

   References in this prospectus to the terms "we," "us," "Cleco" and other similar terms mean Cleco Corporation, unless we state otherwise or the context indicates otherwise.

                            About Cleco Corporation

   We are a diversified energy services company operating through two principal subsidiaries: Cleco Power LLC (formerly Cleco Utility Group Inc.) and Cleco Midstream Resources LLC.

  . Cleco Power, the successor to Cleco Utility Group, is an electric utility and contains our regulated generation, transmission and distribution assets. Cleco Power provides regulated electric utility services to approximately 246,000 customers in the State of Louisiana.

  . Cleco Midstream is the entity through which we operate our nonregulated electric generation, energy marketing, natural gas pipeline and oil and natural gas production businesses. Cleco Midstream owns our interest in Cleco Evangeline LLC, which owns a 750 megawatt generating station.

   In early 2001, we announced our decision to sell substantially all of the assets of our utility engineering and line construction services subsidiary, Utility Construction & Technology Solutions LLC.

   Subject to certain limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our telephone number at that location is (318) 484-7400.

           Cautionary Statement Regarding Forward-Looking Information

   This prospectus, including the information we incorporate by reference, contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify our forward-looking statements by the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" or other similar words.

   We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

   The following list identifies some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

  . state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and natural gas industry,

  . industrial, commercial and residential growth in Cleco Power LLC's service territory,

  .  the weather and other natural phenomena,

  .  the timing and extent of changes in commodity prices and interest rates,

  . changes in environmental and other laws and regulations to which we are subject or other external factors over which we have no control,

  .  the results of financing efforts,

  .  the operating performance of our generation facilities, and

  . other factors we discuss in this prospectus and our other filings with the SEC.

                                Use of Proceeds

   Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities offered by this prospectus for general corporate purposes. These purposes may include, but are not limited to:

  .  working capital,

  .  capital expenditures,

  .  equity investments in existing and future projects,

  .  acquisitions, and

  . the repayment or refinancing of our indebtedness, including inter-company indebtedness.

      Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

                                                    Year Ended December 31,
                                                 -----------------------------
                                                 1996  1997  1998  1999  2000
                                                 ----- ----- ----- ----- -----
   Ratio of Earnings to Combined Fixed Charges
    and
    Preferred Dividends......................... 3.36x 3.42x 3.42x 3.05x 2.56x

                          Description of Capital Stock

   We have summarized selected aspects of our capital stock below. The summary is not complete. For a complete description, you should refer to our amended and restated articles of incorporation, bylaws and the Rights Agreement, dated as of July 28, 2000, between us and Equiserve Trust Company, as rights agent, all of which are exhibits to the registration statement of which this prospectus is part.

   Our authorized capital stock consists of:

  .  50,000,000 shares of common stock, par value $2 per share

  . 1,491,900 shares of preferred stock, par value $100 per share, which we refer to as the "$100 preferred stock"

  . 3,000,000 shares of preferred stock, par value $25 per share, which we refer to as the "$25 preferred stock"

   As of December 31, 2000, 22,495,334 shares of our common stock were outstanding, 280,897 shares of our $100 preferred stock were outstanding and no shares of our $25 preferred stock were outstanding. Our board of directors has reserved for issuance pursuant to our shareholder rights plan a total of 500,000 shares of $25 preferred stock, designated as Series A Participating Preferred Stock. Holders of common stock may purchase shares of our Series A Participating Preferred Stock if the rights associated with their common stock are exercisable and the holders exercise the rights. Please read the "-- Shareholder Rights Plan" section below and "Information We Incorporate by Reference."

Common Stock

   Each share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, except in the election of directors, in which case holders of common stock have cumulative voting rights. Cumulative voting gives each shareholder the right to multiply the number of votes to which he or she is entitled by the number of directors to be elected and to cast all of those votes for one candidate or distribute them among any two or more candidates. Subject to preferences that may be applicable to any outstanding preferred stock and to restrictive covenants in certain debt instruments of ours, the holders of common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of common stock will be entitled to a pro rata share in any distribution to shareholders, but only after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock.

   The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All issued and outstanding shares of common stock are fully paid and nonassessable, and any shares of common stock we offer under this prospectus will be fully paid and nonassessable.

   The common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange and trades under the symbol "CNL."

Preferred Stock

   We have summarized below selected aspects of our $25 preferred stock and $100 preferred stock, which we collectively refer to as the "preferred stock." This summary is not complete. We will file the form of the amendment to our articles of incorporation providing for the establishment of a series of preferred stock with the SEC before we issue any shares of that series of preferred stock, and you should read the form of amendment for provisions that may be important to you.

   Our board of directors can, without action by the shareholders, issue one or more series of the preferred stock. The power of the board of directors to issue preferred stock is subject to specified restrictions that are based on the net earnings of Cleco. The board can determine for each series the number of shares, designation, dividend rates and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

   Each share of $100 preferred stock entitles the holder to one vote on all matters submitted to a vote of the shareholders, and each share of $25 preferred stock entitles the holder to one-fourth vote. All shares of preferred stock will rank equally with each other, and no class of stock ranking senior to the preferred stock can be created unless authorized by a vote of holders of two-thirds of the outstanding preferred stock, voting as a class. Cumulative voting rights do not apply to the preferred stock, but holders of preferred stock are entitled to special voting rights with respect to election of directors if we fail to make payments on the preferred stock in specified cases. By action of our board of directors, we may redeem all or any part of any series of outstanding preferred stock. Dividends on the preferred stock will be cumulative.

   The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

  .  the title of the series of preferred stock

  .  the maximum number of shares of the series

  . the dividend rate or the method of calculating the dividend and the date from which dividends will accrue

  .  any liquidation preference

  .  any redemption provisions

  . any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock

  . any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity

  . any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the preferred stock

   Any shares of preferred stock we issue will be fully paid and nonassessable.

Anti-Takeover Provisions

   Some provisions of Louisiana law and our amended and restated articles of incorporation and bylaws could make the following more difficult:

  .  acquisition of us by means of a tender offer

  .  acquisition of control of us by means of a proxy contest or otherwise

  .  removal of our incumbent officers and directors

   These provisions, as well as our shareholder rights plan and our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. These provisions could delay or prevent an acquisition of us that a shareholder might consider to be in his or her best interest, including attempts that might result in a premium over the market price for our common stock.

Classified Board of Directors

   Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with only one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors. Subject to special provisions for cumulative voting, holders of 80% of the shares of common stock entitled to vote in the election of directors may remove a director for cause, but shareholders may not remove any director without cause.

Shareholder Meetings

   Our articles of incorporation and bylaws provide that special meetings of shareholders may be called by the chief executive officer or president, a majority of the board of directors, a majority of the executive committee of the board of directors or by shareholders holding 51% of our total voting power. In some cases, shareholders holding specified amounts of preferred stock may also call a special meeting. A majority of the outstanding shares of common stock entitled to vote is a quorum for a shareholder meeting. In general, a majority of votes cast decides a matter brought before a meeting.

Shareholder Proposals and Nominations of Directors

   Shareholders can submit proposals and nominate candidates for our board of directors if the shareholders follow advance notice procedures described in our bylaws.

   To make a proposal or nominate a candidate for our board of directors, a shareholder must submit a timely notice to our secretary. Generally, a shareholder's proposal must be received at least 120 days prior to the meeting for which the proposal is made. If we give less than 135 days' notice or prior public disclosure of the meeting, we must receive the proposal no later than 15 days after the day we give notice or make public the date of the meeting. A shareholder's director nomination must be received at least 180 days before the meeting at which the person is proposed to be nominated. Shareholder proposals or nominations must give specified information about the shareholder and the proposal being made or the director being nominated, as the case may be.

   Shareholder proposals and director nominations that are late or that do not include the required information may be rejected. This could prevent shareholders from bringing certain matters before a meeting, including making nominations for directors.

Supermajority Vote for Certain Transactions

   Our articles of incorporation provide that we may sell, lease or otherwise dispose of all or any of our assets upon the affirmative vote of two-thirds of all directors. But if such a transaction involves the receipt of shares or securities of another corporation, we may engage in the transaction only upon receiving the affirmative vote of two-thirds of all directors and holders of a majority of our outstanding capital stock.

Additionally, unless we redeem all outstanding shares of preferred stock, we may not take any of the following actions without the consent of holders of two-thirds of any outstanding preferred stock:

  .  voluntarily liquidate, dissolve or wind up

  .  sell or transfer substantially all of our assets

  .  consolidate or merge with another company or entity

Interested Shareholder Transactions

   Louisiana law and our bylaws require that mergers, consolidations or share exchanges with a shareholder owning 10% or more of our voting power be recommended by the board and approved by:

  . 80% of the votes entitled to be cast by outstanding shares of voting stock and

  . two-thirds of votes entitled to be cast by voting stock other than the interested shareholder

   Our bylaws provide that a quorum for purposes of voting on such a transaction consists of 80% of the votes entitled to be cast, unless 80% of the "continuing directors," as defined in our bylaws, approves the transaction prior to submission of the matter to a shareholder vote.

   Transactions that do not alter the contract rights of our stock or convert our shares and satisfy certain consideration and procedural requirements are exempt from these requirements.

Limitation of Liability of Officers and Directors

   Section 24 of the Louisiana Business Corporation Law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers' and directors' fiduciary duties, except for:

  . any breach of the officer's or director's duty of loyalty to us or our shareholders

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 92D of the Louisiana Business Corporation Law or

  . any transaction from which the officer or director derived an improper personal benefit

   Our articles of incorporation limit the liability of our officers and directors to us and our shareholders to the fullest extent permitted by Louisiana law. The inclusion of these provision in our articles of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter shareholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefited us and our shareholders. Our bylaws provide indemnification to our officers and directors and certain other persons.

Other Provisions

   Except for specified cases in which our board of directors may amend our articles of incorporation, amendment of our articles of incorporation requires the affirmative vote, at a meeting, of holders of the majority of our outstanding capital stock. Additionally, our bylaws provide that amendments to our articles of incorporation that affect any of the following items will not be effective until at least one year after the adoption of the amendment by the shareholders:

  .  quorum requirements for our shareholder meetings

  . procedures and votes required for amending our articles of incorporation or bylaws

  .  votes required for approving mergers and other business combinations

  .  number, classification, powers and qualifications of our directors

  .  procedures relating to our directors, including appointment and removal

  .  procedures relating to our shareholder meetings

   Our bylaws may be amended by the affirmative vote of a majority of the board of directors, subject to the power of the shareholders to amend the bylaws upon the affirmative vote of 80% of all shares of our stock entitled to vote.

   Shareholder proposals to amend our articles of incorporation or bylaws must be received by the secretary at least 180 days before the meeting at which the proposal is to be considered and must contain specified information. These proposals may be rejected if not made in time or if they fail to include the required information.

Transfer Agent and Registrar

   EquiServe First Chicago Trust Division, Jersey City, New Jersey, is our transfer agent and registrar.

Shareholder Rights Plan

   We have a shareholder rights plan under which one preferred stock purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person or group (an "acquiring person") becoming the beneficial owner of 15% or more or our outstanding common stock, subject to specified exceptions. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Participating Preferred Stock, par value $25 per share, at an exercise price of $125, subject to adjustment under specified circumstances. If events specified in the shareholder rights plan occur, each holder of rights other than the acquiring person can exercise his or her rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $0.01 per right at any time prior to the tenth day after a person or group becomes an acquiring person. The shareholder rights plan and the rights expire in July 2010.

                              Plan of Distribution

   We may sell the securities described in this prospectus in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods. The prospectus supplement will include the following information:

  .  the terms of the offering

  .  the names of any underwriters or agents

  .  the name or names of any managing underwriter or underwriters

  .  the purchase price of the securities from us

  .  the net proceeds to us from the sale of the securities

  .  any delayed delivery arrangements

  . any underwriting discounts, commissions and other items constituting underwriters' compensation

  .  any initial public offering price

  .  any discounts or concessions allowed or reallowed or paid to dealers

  .  any commissions paid to agents

Sale Through Underwriters Or Dealers

   If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

   During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

   If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

   We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

   We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

   If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

   We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 Legal Matters

   The validity of the securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Phelps Dunbar, L.L.P., New Orleans, Louisiana, will pass on all matters of Louisiana law in this connection. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    Experts

   The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said Firm as experts in auditing and accounting.

                      Where You Can Find More Information

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104.

   This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its web site.

   You may also obtain a copy of our filings with the SEC, at no cost, by writing or telephoning us at the following address:

                               Cleco Corporation
                            2030 Donahue Ferry Road
                        Pineville, Louisiana 71360-5226
                         Attention: Corporate Secretary
                           Telephone: (318) 484-7400

                    Information We Incorporate by Reference

   We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and the information that we file later with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

  .  our annual report on Form 10-K for the year ended December 31, 1999

  . our quarterly reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2000

  . our current report on Form 8-K/A dated July 1, 1999 and filed with the SEC on March 1, 2000

  . our current report on Form 8-K dated May 18, 2000 and filed with the SEC on May 24, 2000

  .  our current report on Form 8-K dated and filed with the SEC on July 28,
     2000

  .  our current report on Form 8-K dated and filed with the SEC on March 6,
     2001

  . the description of our common stock contained in Post-Effective Amendment No. 1 to our registration statement on Form S-4, filed with the SEC on June 30, 1999, as may be amended from time to time to update that description

  . the description of the rights associated with our common stock contained in our registration statement on Form 8-A, filed with the SEC on August 8, 2000, as may be amended from time to time to update the description

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